MCK MINING CORP.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923

June 26th, 2002 **Exemption No. 82-3938**

Office of International Corpo
Securities & Exchange Com
450 - 5 Street N.W.
Room 3094 (3-6)
Washington, D.C.
U. S. A. 20549

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Material Change Report (Form 27)

Enclosed is a copy of a Material Change Report (Form 27) dated June 25th, 2002 in connection with a Press Release issued on June 25th, 2002 for your files.

If you have any questions, please contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/slg

encl

FORM 27
THE SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION (75)2

Item 1. **Reporting Issuer**

MCK Mining Corp., 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5.

Item 2. **Date of Material Change**

June 25, 2002.

Item 3. **Press Release**

The Press Release was sent on June 25th, 2002 via Canada NewsWire Ltd. (CNW) -- Toronto, Ontario.

Item 4. **Summary of Material Change**

For further information, attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Stephen D. Case, President [416] 363-1613.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 25th day of June, 2002.

MCK MINING CORP.

Per: ______________________
George A. Duguay,
Secretary

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